UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under The Securities Exchange Act of 1934
(Amendment No. 3)*

Miller Exploration Company

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

600533 20 2

(CUSIP Number)

Robert Gorlin
Guardian Industries Corp.
2300 Harmon Road
Auburn Hills, Michigan 48326-1714
(248) 340-2178

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 4, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 600533 20 2	Page 2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Mr. William Davidson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) ☐
     (b) ☐

3	SEC Use Only

4	SOURCE OF FUNDS N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

	7	SOLE VOTING POWER
NUMBER OF		0

SHARES	8	SHARED VOTING POWER
		0
BENEFICIALLY

OWNED BY EACH	9	SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON	10	SHARED DISPOSITIVE POWER
		0
WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 600533 20 2	Page 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Guardian Industries Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) ☐
     (b) ☐

3	SEC Use Only

4	SOURCE OF FUNDS N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	7	SOLE VOTING POWER
NUMBER OF		0

SHARES	8	SHARED VOTING POWER
		0
BENEFICIALLY

OWNED BY EACH	9	SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON	10	SHARED DISPOSITIVE POWER
		0
WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 600533 20 2	Page 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Guardian Energy Management Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) ☐
     (b) ☐

3	SEC Use Only

4	SOURCE OF FUNDS N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

	7	SOLE VOTING POWER
NUMBER OF		0

SHARES	8	SHARED VOTING POWER
		0
BENEFICIALLY

OWNED BY EACH	9	SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON	10	SHARED DISPOSITIVE POWER
		0
WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14	TYPE OF REPORTING PERSON CO

     This Amendment No. 3 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on or about December 15, 2000 (the “Initial Schedule 13D”) by William Davidson, Guardian Industries Corp. and Guardian Energy Management Corp. (each, a “Reporting Person” and collectively the “Reporting Persons”), as amended by Amendment No. 1 filed with the SEC on or about July 9, 2002, as further amended by Amendment No. 2 filed with the SEC on or about June 12, 2003 (collectively, the “Schedule 13D”), with respect to the Common Stock, $.01 par value, of Miller Exploration Company, a Delaware corporation, (the “Company”). Each capitalized term used herein and not otherwise defined has the meaning given such term in the Initial Schedule 13D.

Item 4. Purpose of Transaction

     See Item 5 of this Amendment No. 6 to Schedule 13D for information regarding the merger of the Company and a subsidiary of Edge Petroleum Corporation (“Edge”).

Item 5. Interest in Securities of Issuer

     (a) and (b) The Reporting Persons beneficially own, and share voting power of, no shares of Common Stock.

     On December 4, 2003, the merger (the “Merger”) of the Company with a wholly-owned subsidiary of Edge, with the Company surviving the Merger as a wholly-owned subsidiary of Edge, and other transactions contemplated by that certain Agreement and Plan of Merger, dated May 28, 2003, by and among the Company, Edge and Edge Delaware Sub, Inc. (the “Merger Agreement”) were consummated. Pursuant to the terms of the Merger Agreement, each share of Common Stock was converted into 1.22342 shares of common stock, par value $0.01 per share, of Edge (“Edge Common Stock”).

     As a result of the Merger, all of the shares of Common Stock previously beneficially owned by the Reporting Persons were converted into shares of Edge Common Stock, and all of the outstanding warrants exercisable for the Common Stock of the Company held by Guardian Energy Management Corp. were assumed by Edge and became options to acquire shares of Edge Common Stock.

     (c) See (a) and (b) above. No other transactions in the Common Stock were effected by any Reporting Person during the past 60 days.

     (d) Not applicable.

     (e) On December 4, 2003, the Reporting Persons ceased to beneficially own five percent or more of any class of the Company’s securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     See Item 5 of this Amendment No. 6 to Schedule 13D for information regarding the Merger.

     Pursuant to the terms of a voting agreement between Edge and certain stockholders of the Company, Guardian Energy Management Corp. voted or caused to be voted all shares of Common Stock of which it was the record owner in favor of the Merger.

Item 7. Material to be Filed as Exhibits

     Item 7 of the Schedule 13D is hereby amended to include the following:

9*	Agreement and Plan of Merger dated as of May 28, 2003, by and among the Company, Edge and Edge Delaware Sub, Inc.

*	Incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K of Miller Exploration Company, filed with the SEC on or about May 30, 2003 (File No. 000-23431).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 15, 2003 Date	By: /s/ William Davidson Name: William Davidson

GUARDIAN INDUSTRIES CORP.

December 15, 2003 Date	By: /s/ Robert Gorlin Name: Robert Gorlin Title: Vice President

GUARDIAN ENERGY MANAGEMENT CORP.

December 15, 2003 Date	By: /s/ Paul A. Halpern Name: Paul A. Halpern Title: Vice President - Operations

EXHIBIT INDEX

9.*	Agreement and Plan of Merger dated as of May 28, 2003, by and among the Company, Edge and Edge Delaware Sub, Inc.

*	Incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K of Miller Exploration Company, filed with the SEC on or about May 30, 2003 (File No. 000-23431).